[BB&T Letterhead]

September 5, 2019

VIA EDGAR

Mr. David Gessert

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BB&T Corporation (the “Company”)

Registration Statement on Form S-3

File No. 333-233483

Request for Effectiveness

Dear Mr. Gessert:

Reference is made to the Registration Statement on Form S-3 (File No. 333-233483) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2019, as amended by the Pre-Effective Amendment No. 1 filed with the SEC on September 5, 2019 (as amended, the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 4:00 p.m. (Eastern time) on Thursday, September 5, 2019, or as soon as practicable thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Aaron Seamon of the Company at (614) 365-2759 or aaron.seamon@squirepb.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Seamon when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

BB&T CORPORATION

By:	/s/ Robert J. Johnson, Jr.
	Name:	Robert J. Johnson, Jr.
	Title:	Senior Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer

cc:	Sean Kehoe, BB&T Corporation

Aaron Seamon, Squire Patton Boggs (US) LLP